Exhibit 1

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

REPORTS 2006 THIRD QUARTER RESULTS

RRSat presents record revenue and strong growth in profit

Financial Highlights for the Third Quarter of 2006:

•                  Revenues of $11.5 million, a year-over-year increase of 47%.

•                  Adjusted net income of $2 million, a year-over-year increase of 65%.

•                  Adjusted EBITDA of $3.3 million, a year-over-year increase of 57%.

OMER, Israel — November 15, 2006 — RRSat Global Communications Network Ltd. (NASDAQ RRST), today announced its financial results for the third quarter and nine month period ended September 30, 2006.

Total Revenues were $11.5 million, an increase of 46.9% compared with $7.9 million in the third quarter of 2005 and an increase of 12.2% compared to $10.3 million in the second quarter of 2006.

Revenues from ‘occasional and SNG services’ contributed $1.5 million, an increase of $700 thousand over the amount recorded in the previous quarter. This increase was mainly attributed to the additional media that was present in Israel due to the war in the northern part of the country during the quarter, which contributed to increased demand for the Company’s services. This additional demand level is unlikely to be replicated in the coming quarters.

Operating Income was $2.7 million, or 23.6% of revenues. This is compared with $1.7 million, or 21.2% of revenues, as reported in the third quarter of 2005 and $2.6 million, or 24.9% of revenues, as reported in the prior quarter.

Net Income on a GAAP basis was $2.0 million, or 17.1% of revenues, an increase of 70.1% compared to $1.2 million as reported in the third quarter of 2005. Net income in the second quarter of 2006 was $2.0 million, representing 19.5% of revenues. Earnings per Diluted Share on a GAAP basis was $0.15, compared with $0.09 in the third quarter of 2005 and $0.16 in the prior quarter.

Adjusted net income and EBITDA are provided on a non-GAAP basis as the company believes these are a better measure of the Company’s actual performance and enables better comparison of the performance of the core business between periods on an on-going basis.

Adjusted Net Income was $2.0 million, or 17.1% of revenues, an increase of 70.1% compared to $1.2 million as reported in the third quarter of 2005. Adjusted net income in the second quarter of 2006 was $2.0 million, representing 19.5% of revenues. Adjusted Earnings per Diluted Share was $0.15, compared with $0.09 in the third quarter of 2005 and $0.16 in the prior quarter.

Adjusted EBITDA was $3.3 million, an increase of 57.3% compare to $2.1 million in the third quarter of 2005 and an increase of 6.9% compare to $3.1 million in the second quarter of 2006.

David Rivel, CEO of RRSat commented, “We are proud to provide our first quarter results as a publicly listed NASDAQ company, and we are pleased that we have provided a strong set of results. Our top line grew by 47% over last year and our business continues the strong growth we have seen over the last few quarters.”

Mr. Rivel concluded, “I would like to provide a warm welcome to all our new investors and I hope we will be able to share the rewards of our success with you for a long time. We remain very much committed to continually growing our profitability and maximizing value for our shareholders.”

Conference Call and Webcast Information

Conference Call Scheduled later today, November 15, 2006 at 9am EST. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167

UK Dial-in Number: 0 800 917 9141

ISRAEL Dial-in Number: 03 918 0610

INTERNATIONAL Dial-in Number:  +972 3 918 0610

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRSat’s website at: www.rrsat.com.

In addition, there will be a telephone replay available for two days following the call. The replay numbers are: 1 866 276 1002 (US); 0 800 051 8913 (UK) and +972 3 925 5927 (International).

Use of Non- GAAP Financial Information

RRSat use two financial measures, adjusted net income and adjusted EBITDA, which are not GAAP financial measures. RRSat believe that both measures are principal indicators of the operating and financial performance of our business.

Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R and the net effect of embedded derivative income/expenses according to SFAS 133.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. RRSat use the non-GAAP financial measure adjusted EBITDA by adding to net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, income taxes, non-cash equity-based compensation charge and depreciation and amortization.

Management believes the non-GAAP financial information (adjusted net income and adjusted EBITDA) provided is useful to investors’ understanding and assessment of our on-going core operations and prospects for the future.Reconciliations of comparable GAAP measurements to the non-GAAP measurements (adjusted net income and adjusted EBITDA) are provided within the schedules attached to this release.

Forward Looking Statements

This press release may contain statements that qualify as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995, including statements made by Mr. Rivel concerning the strength of our business and its growth and profitability.  Factors which may affect future operating results are discussed under “Risk Factors” in the Prospectus dated October 31, 2006, which RRSat  has filed with the Securities and Exchange Commission and which is available on the SEC Web site (www.sec.gov).

About RRSat Global Communications Network Ltd

RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. Our comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 265 television channels and more than 80 radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Company Contact
Gil Efron, CFO
RRSat Global Communications Network Ltd
(info@rrsat.com)
Tel: +972 8 861 0000

RRSat Global Communications Network Ltd, Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	$31,243	$22,093	$11,539	$7,853	$31,311
Cost of revenues	19,753	13,881	7,326	5,321	19,798
Gross profit	11,490	8,212	4,213	2,532	11,513
Operating expenses
Sales and marketing	1,401	1,281	524	343	1,704
General and administrative	2,590	1,717	969	526	2,356
Total operating expenses	3,991	2,998	1,493	869	4,060
Operating income	7,499	5,214	2,720	1,663	7,453

Interest and marketable securities income	122	128	39	73	140
Currency fluctuation and other financing income (expenses), net	227	131	(2)	41	(2)
Changes in fair value of embedded currency conversion derivatives	222	(1,368)	26	(47)	(1,375)

Other income (expenses), net	4	9	—	—	36
Income before taxes on income	8,074	4,114	2,783	1,730	6,252

Income taxes	2,516	1,289	808	569	2,007
Net income	$5,558	$2,825	$1,975	$1,161	$4,245

Income per ordinary share

Basic income per ordinary share	0.42	0.20	0.15	0.09	0.33
Diluted income per ordinary share	0.42	0.22	0.15	0.09	0.33
Weighted average number of ordinary share used to compute basic income per ordinary share	13,047,300	12,908,700	13,047,300	12,908,700	12,921,300
Weighted average number of Ordinary share used to compute diluted income per ordinary share	13,047,300	13,034,700	13,047,300	13,034,700	13,034,700

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2006	2005	2006	2005	2005
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$5,558	$2,825	$1,975	$1,161	$4,245
Non-cash equity-based compensation charge	44	15	20	5	21
Changes in fair value of embedded currency conversion derivatives	(222)	1,368	(26)	47	1,375
Change in deferred tax on embedded derivatives	69	(465)	7	(16)	(470)
Adjusted net income	5,449	3,743	1,976	1,197	5,171

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2006	2005	2006	2005	2005
Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$5,558	$2,825	$1,975	$1,161	$4,245
Interest and marketable securities (income)	(122)	(128)	(40)	(73)	(140)
Currency fluctuation and other financial (income) expenses, net	(227)	(131)	2	(41)	2
Changes in fair value of embedded currency conversion derivatives	(222)	1,368	(26)	47	1,375
Other expenses (income), net	(4)	(9)			(36)
Income tax expense	2,516	1,290	808	569	2,007
Non-cash equity-based compensation charge	44	15	20	5	21
Depreciation and amortization	1,623	1,257	594	444	1,760
Adjusted EBITDA	9,166	6,487	3,333	2,112	9,234

RRSat Global Communications Network Ltd, Balance Sheets (In thousands, except share data)

	September 30	December 31
	2006	2005
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$640	$2,060
Marketable securities	1,376	1,222
Accounts receivable:
Trade (net of provision for doubtful account of $736 and $369 as of September 30, 2006 and December 31, 2005, respectively)	9,711	5,625
Other	1,054	822
Fair value of embedded currency conversion derivatives	520	279
Deferred taxes	149	86
Prepaid expenses	447	342

Total current assets	13,897	10,436

Deposits and long-term receivables	1,027	791
Assets held for employee severance payments	475	359

Fixed assets, at cost, less accumulated depreciation and amortization	11,604	8,823

Deferred offering costs	261	—

Total assets	$27,264	$20,409

	September 30	December 31
	2006	2005
	(Unaudited)	(Audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$4,012	$2,739
Other	1,793	1,682
Fair value of embedded currency conversion derivatives	208	189
Deferred income	2,955	1,770

Total current liabilities	8,968	6,380

Long-term liabilities
Deferred income	3,216	2,861
Liability in respect of employee severance payments	592	370
Deferred taxes	353	291

Total long-term liabilities	4,161	3,522

Total liabilities	13,129	9,902

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000 authorized as of September 30, 2006 and December 31, 2005, 13,047,300 shares issued and fully paid as of September 30, 2006 and December 31, 2005	—	—
Additional paid in capital	3,857	3,812
Retained earnings	10,278	6,695

Total shareholders’ equity	$14,135	$10,507

Total liabilities and shareholders’ equity	$27,264	$20,409